

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Matthew Safaii
Chief Executive Officer
Arrowroot Acquisition Corp.
4553 Glencoe Ave. Suite 200
Marina Del Rey, CA 90290

      Re: Arrowroot Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 2, 2023
          File No. 001-40129

Dear Matthew Safaii:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Jocelyn Arel, Esq.